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03013703

RECEIVED FEB 28 2003 SEC PROCESSING SECTION WASH. D.C. 207

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SEC FILE NUMBER
8- 40956

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pinnacle Equity Management Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

439 S Kirkwood Rd - Suite 209
(No. and Street)

St. Louis (City) MO (State) 63122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Denando 314-822-1117
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolff & Taylor PC
(Name — *if individual, state last, first, middle name*)

222 S. Central - #506 (Address) St. Louis (City) MO (State) 63105 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 12 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Denando, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Equity Management Inc, as of December 31, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

John P Denando
Signature

President
Title

Sarah S. Taylor
Notary Public

SARAH S TAYLOR
Notary Public - Notary Seal
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. JULY 18,2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

February 27, 2003

National Association of
Securities Dealers, Inc.
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

SEC MAIL PROCESSING RECEIVED FEB 28 2003 207 SECTION

Dear Sirs:

Enclosed is a complete set of the following items:

1. A report detailing any material inadequacies found.
2. A Computation of Net Capital
3. A Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report.

The above mentioned items are filed in compliance with Securities and Exchange Commission Rule 17a-5(d) and should meet all filing requirements of the Rule.

If any further information is required please contact our office.

Yours very truly,

Sarah S. Taylor

Sarah S. Taylor

Enclosures

✓ cc: SEC
Principal Office
450 5th Street, N.W.
Washington, D.C. 20549

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

February 27, 2003

National Association of
Securities Dealers, Inc.
Member Regulation Programs / Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850
Attention: Sherry Lawrence

Dear Sirs:

We have audited the balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2002 and the related statement of operations and comprehensive income, stockholders' equity and cash flows for the year then ended.

In connection with the annual audited report:

2. We are independent certified public accountants with respect to Equity Investment, Services, Inc.

   Our examinations were made in accordance with auditing standards generally accepted in the United States of America, and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

3. Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:

   (i) any material inadequacies existed.

Very truly yours,

Sarah S. Taylor

Sarah S. Taylor

cc: SEC
Principal Office
450 5th Street, N.W.
Washington, D.C. 20549

Pinnacle Equity Management, Inc.
Computation of Net Capital
December 31, 2002

Total Ownership Equity from Statement of Financial Condition	$ 136,877
Deductions:	
Total Non-allowable Assets:	
Commissions Receivable > 30 days	113,712
Property and Equipment, net	2,781
Other Assets	14,449
Net Capital Before Haircuts on Securities Positions	5,935
Haircuts on Securities:	
Trading and Investment Securities	
Other Securities - 2% (Money Market)	(20)
Net Capital	5,915
Less: Required Minimum Capital	(5,000)
Net Capital Excess (Shortage)	$ 915

Pinnacle Equity Management, Inc.
Reconciliation of the Audited Computation of Net Capital and the Unaudited FOCUS Report
December 31, 2002

Total Ownership Equity from Statement of Financial Condition - Unaudited	$ 91,211
Adjustments: Increase (Decrease)	
Adjust Cash Balance	1
Record Bank Overdraft	(5,695)
Record Commissions Earned not Booked	118,636
Adjust Value of Marketable Securities	6,172
Record Prepaid Income Taxes	1,902
Record Fixed and Intangible Assets at Net	2,781
Record 2002 Audit Fee	(4,000)
Record Commissions Payable	(39,381)
Record Deferred Income Taxes	(17,000)
Correct Common Stock Issued Balance	(5,000)
Correct Beginning Retained Earnings	(12,750)
Total Increase (Decrease) in Ownership Equity	45,666
Total Ownership Equity from Statement of Financial Condition - Audited	136,877
Total Non-allowable Assets - Audited	130,942
Net Capital Before Haircuts on Securities Positions	5,935
Haircuts on Securities:	
Trading and Investment Securities	
Money Market - 2%	(20)
Net Capital	$ 5,915

Pinnacle Equity Management, Inc.
Financial Statements
December 31, 2002

CONTENTS

	Page
Report of Certified Public Accountants'	1
Financial Statements:	
Balance Sheet	2
Statement of Operations and Comprehensive Income	3
Statement of Changes In Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8

WOLFF & TAYLOR P.C.
Certified Public Accountants

222 SOUTH CENTRAL AVENUE
SUITE 506
ST. LOUIS, MISSOURI 63105-3509

Phone: 314.727.3700
Fax: 314.727.3701

To the Board of Directors
Pinnacle Equity Management, Inc.
St. Louis, Missouri

We have audited the accompanying balance sheet of Pinnacle Equity Management, Inc. as of December 31, 2002 and the related statement of operations and comprehensive income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Equity Management, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Wolff & Taylor, P.C.

February 21, 2003

Pinnacle Equity Management, Inc.
Balance Sheet
December 31, 2002

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 1,001
Commissions Receivable	120,250
Securities - Available for Sale	12,547
Prepaid Taxes	1,902
Total Current Assets	135,700
Property and Equipment:	
Equipment	25,497
Less: Accumulated Depreciation	(23,867)
Net Property Plant and Equipment	1,630
Other Assets:	
Computer Software Costs	6,130
Less: Accumulated Amortization	(4,979)
Cash Surrender Value of Insurance	70,588
Total Other Assets	71,739
Total Assets	$ 209,069

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Bank Overdraft	$ 5,695
Accounts Payable	4,000
Commissions Payable	38,381
Accrued Pension Contribution	7,000
Payroll Taxes Payable	116
Total Current Liabilities	55,192
Deferred Income Taxes	17,000
Total Liabilities	72,192
Stockholders' Equity:	
Capital Stock:	
Authorized: 30,000 Shares	
Par Value $1 Per Share	
Issued and Outstanding: 500 Shares	5,000
Retained Earnings	133,497
Accumulated Other Comprehensive Income	(1,620)
Total Stockholders' Equity	136,877
Total Liabilities and Stockholders' Equity	$ 209,069

The accompanying notes are an integral part of the financial statements.

Pinnacle Equity Management, Inc.
Statement of Operations and Comprehensive Income
For the Year Ended December 31, 2002

Revenue:	
Commission and Fee Income	$ 834,837
Operating Expenses:	
Accounting Fees	4,935
Advertising Expense	446
Auto Expenses	1,509
Business Meetings	4,153
Commissions Expense	128,315
Depreciation and Amortization Expense	1,307
Employee Medical Insurace	31,785
Errors and Ommission Insurance	10,726
Gifts	325
Insurance-Office	125
Insurance-Officer Life	23,922
License and Registrations	14,731
Mailing Costs	1,004
Medical Expenses	9,562
Miscellaneous Expenses	230
Office Rent	12,948
Office Supplies	2,075
Payroll Taxes	16,413
Personal Property Taxes	74
Professional Dues	85
Quote/Clearing Costs	23,865
Retirement Plan Administration Fees	250
Retirement Plans	80,000
Salaries and Wages	365,395
Telephone	6,747
Travel	747
Total Operating Expenses	741,674
Income (Loss) from Operations	93,163
Other Revenue (Expenses):	
Dividend Income	1,087
Interest Income	910
Discounts Earned	198
Penalties	(126)
	2,069
Net Income (Loss) Before Income Taxes	95,232
Provision for income taxes - current	10,568
Provision for income taxes - deferred	17,000
Net Income (Loss)	67,664
Other Comprehensive Income:	
Unrealized Gain (Loss) on Security	(1,620)
Comprehensive Income (Loss)	$ 66,044

The accompanying notes are an integral part of the financial statements.

Pinnacle Equity Management, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance, Beginning of the Year	$ 5,000	$ 65,833	$ -	$ 70,833
Comprehensive Income				
Net Income (Loss)	-	67,664		67,664
Unrealized Loss on Securities	-	-	(1,620)	(1,620)
Retained Earnings, End of the Year	$ 5,000	$ 133,497	$ (1,620)	$ 136,877

The accompanying notes are an integral part of the financial statements.

Pinnacle Equity Management, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Net Cash Flows From Operating Activities:	
Net Income (Loss)	$ 67,664
Adjustments to reconcile net income (loss) to net cash from operations:	
Depreciation and Amortization	1,307
Deferred Income Tax	17,000
Increase in Cash Surrender Value of Life Insurance	(6,078)
(Increase) Decrease in Commissions Receivable	(120,250)
(Increase) Decrease in Prepaid Taxes	(1,902)
Increase (Decrease) in Bank Overdraft	5,695
Increase (Decrease) in Accounts Payable	42,381
Increase (Decrease) in Reserve for Unrealized Gain/Loss	(5,434)
Increase (Decrease) in Accrued Expenses	(884)
Net Cash Provided (Used) by Operations	(501)
Net Cash Flows From Investing Activities:	
Purchase of Intangible Assets	(886)
Net Cash Provided (Used) by Investing	(886)
Net Increase (Decrease) in Cash	(1,387)
Cash and Cash Equivalents at Beginning of Year	2,388
Cash and Cash Equivalents at End of Year	$ 1,001

Supplemental Disclosures of Cash Flow Information:

Cash Paid for Interest	$ -
Cash Paid for Taxes	$ 12,470

The accompanying notes are an integral of the financial statements.

Pinnacle Equity Management, Inc.
Notes to Financial Statements
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Pinnacle Equity Management, Inc. is a Missouri Corporation. The Company registered with the Securities and Exchange Commission in 2002 to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership in July 2002. The Company operates its business as both a broker/dealer of securities, registered investment advisor and agent for insurance policies.

Accounting Method

Accounting Method - The Company's books are maintained on the accrual basis of accounting for financial statement reporting.

Adoption of SFAS No. 130

The Company adopted SFAS No. 130, Reporting Comprehensive Income.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment

Property and equipment is stated at cost, maintenance and repairs are charged to operations. Depreciation expense is calculated on an accelerated basis over the respective assets' remaining useful lives, which are as follows:

Office Equipment	5-7 years
Software	3 years

Depreciation and amortization expense was $1,307 for the year ended December 31, 2002.

Commissions Receivable

Commissions receivable represent investment fees due for the quarter ended December 31, 2002 and commissions due on investments made during the year. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pinnacle Equity Management, Inc.
Notes to Financial Statements
December 31, 2002

NOTE 2 - RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

NOTE 3 - MINIMUM CAPITAL

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000 in 2002. At December 31, 2002, the Company's net capital as defined by SEC Rule 15c3-1 was $915 in excess of minimum net capital required.

NOTE 4 - SECURITIES

The Company invests in corporate stocks. At December 31, 2002, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in comprehensive income. Costs are determined on an average cost per share basis for determining realized gains or losses. At December 31, 2002, these securities had a fair value of $12,547, a cost of $8,733 and an unrealized gain of $3,814.

NOTE 5 - OPERATING LEASE

The Company operates its facilities under an operating lease agreement with an unrelated party. The base rent is $1,167 per month and the lease expires on January 31, 2005.

Rent expense was $12,948 in 2002.

Minimum lease payments, by year, and in aggregate at December 31, 2002 are as follows:

Year ended December 31, 2003	$ 14,000
Year ended December 31, 2004	14,000
Year ended December 31, 2005	1,667
	$ 29,667

NOTE 6 - PENSION AND PROFIT SHARING PLAN

The Company has a defined contribution pension plan for active employees. The Company contributes 10 percent of eligible participants' total compensation. Contributions charged to expense were $36,000 for the year ended December 31, 2002.

The Company also has in effect a profit sharing plan covering all active employees. Contributions to the plan are discretionary and are determined by the Company's management. Contributions charged to expense were $44,000 for the year ended December 31, 2002.

To be eligible under both plans an employee must have attained age 21 and completed two years of service.

Pinnacle Equity Management, Inc.
Notes to Financial Statements
December 31, 2002

NOTE 7 - INCOME TAX EXPENSE

Income taxes for the year ended December 31, 2002 consisted of the following:

Current:	
Federal Income Tax	$ 7,319
State Income Tax	3,249
Total Current Income Tax Expense	10,568
Deferred:	17,000
Total Income Tax Expense	$ 27,568

Deferred tax assets and liabilties consist of the following:

Deferred Tax Asset	$ 10,300
Deferred Tax Liability	27,300
Valuation Allowance	-
Net Deferred Tax Liability	$ 17,000